UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 03, 2015

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Annual Financial Report - dated 03 March 2015

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: March 03, 2015

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: March 03, 2015
By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

3 March 2015
Barclays PLC

Annual Report and Accounts 2014

UK Listing Authority submissions

In compliance with Disclosure & Transparency Rule (DTR) 4.1, Barclays PLC announces that the following documents have today been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

• Barclays PLC Annual Report 2014;
• Barclays PLC Strategic Report 2014; and
• Pillar III Report for 2014

These documents may also be accessed via Barclays PLC's website at www.barclays.com/investorrelations

The Barclays PLC Strategic Report 2014 (or the full Annual Report 2014 for those shareholders who have requested it) will be posted to shareholders on 20 March 2015.

Additional information

The following information is extracted from the Barclays PLC Annual Report 2014 (page references are to pages in the Annual Report) and should be read in conjunction with Barclays PLC's Final Results announcement issued on 3 March 2015. Both documents can be found at www.barclays.com/investorrelations and together constitute the material required by DTR 6.3.5 to be communicated to the media in unedited full text through a Regulatory Information Service. This material is not a substitute for reading the Barclays PLC Annual Report 2014 in full.

Risk review
Material existing and emerging risks
The section describes the material risks which senior management is currently focused on and believe could cause the Group's future results of operations, financial condition and prospects to differ materially from current expectations.

For more information about the major risk policies which underlie risk exposures, see the consolidated policy-based qualitative information in the Pillar 3 Report. A summary of this information may also be found in this report in the Risk Management section between pages 123 to 141.

Material existing and emerging risks to the Group's future performance
The following information describes the material risks which senior management are currently focused on and believe could cause its future results of operations, financial condition and prospects to differ materially from current expectations including the ability to meet dividend expectations, ability to maintain appropriate levels of capital and meet capital and leverage ratio targets, or achieve stated targets and commitments as outlined in the Strategy section and other expected benefits. In addition, risks relating to the Group that are not currently known, or that are currently deemed immaterial, may individually or cumulatively also have the potential to have a material adverse effect on the Group's future results of operations, financial condition and prospects.

Material risks and their impact are described below in two sections: i) risks which management believes may affect more than one Principal Risk; and ii) risks management believes are more likely to impact a single Principal Risk. Certain risks below have been classified as an 'emerging risk', which is a risk that has the potential to have an increasingly significant detrimental effect on the Group's performance, but currently its outcome and the time horizon for the crystallisation of its possible impact is even more uncertain and more difficult to predict than for other risk factors that are not identified as emerging risks.

More information on Principal and Key Risks may be found in Barclays Approach to Managing Risk in the Barclays PLC 2014 Pillar 3 Report. For 2015, reputation risk will be recognised as a Key Risk within conduct risk given the close alignment between them and the fact that as separate Principal Risks they have a common Principal Risk Officer.

Material existing and emerging risks potentially impacting more than one Principal Risk

i) Business conditions, general economy and geopolitical issues The Group's performance could be adversely affected in more than one Principal Risk by a weak or deteriorating global economy or political instability. These factors may also be focused in one or more of the Group's main countries of operation.

The Group offers a broad range of services to retail and institutional customers, including governments, across a large number of countries with the result that it could be materially adversely impacted by weak or deteriorating economic conditions, including deflation, or political instability in one or a number of countries in which the Group operates or any other globally significant economy.

The global economy continues to face an environment characterised by low growth, and this is expected to continue during 2015 with slow growth or recession in some regions, such as Europe which may be offset in part by expected growth in others, such as North America. Any further slowing of economic growth in China would also be expected to have an adverse impact on the global economy through lower demand, which is likely to have the most significant impact on countries in developing regions that are producers of commodities used in China's infrastructure development.

While the pace of decreasing monetary support by central banks, in some regions, is expected to be calibrated to potential recovery in demand in such regions, any such decrease of monetary support could have a further adverse impact on volatility in the financial markets and on the performance of significant parts of the Group's business, which could, in each case, have an adverse effect on the Group's future results.

Falling or continued low oil prices could potentially have an adverse impact on the global economy with significant wide ranging effects on producer and importer nations as well as putting strain on client companies in certain sectors which may lead to higher impairment requirements.

Furthermore, the outcome of the ongoing political and armed conflicts in the Ukraine and parts of the Middle East remain unpredictable and may have a negative impact on the global economy.

A weak or deteriorating global economy and political instability could impact Group performance in a number of ways including, for example: (i) deteriorating business, consumer or investor confidence leading to reduced levels of client activity and consequently a decline in revenues; (ii) mark to market losses in trading portfolios resulting from changes in credit ratings, share prices and solvency of counterparties; and (iii) higher levels of default rates and impairment.

ii) UK political and policy environment (emerging risk)
The political outlook in the UK is uncertain ahead of the General Election in May 2015. The public policy environment in the UK (including but not limited to regulatory reform in the UK, a potential referendum on UK membership of the European Union, and taxation of UK financial institutions and clients) is likely to remain challenging in the short to medium term, with the potential for policy proposals emerging that could impact clients, markets and the Group either directly or indirectly.

Aside from specific policy proposals, uncertainty arises in particular with respect to:

• An inconclusive result in the General Election and the potential for a prolonged period of political uncertainty; and
• Depending on the outcome of the election, a possible referendum on continued UK membership of the European Union by 2017.

A referendum on the UK membership of the European Union may affect the Group's risk profile through introducing potentially significant new uncertainties and instability in financial markets, both ahead of the dates for this referendum and, depending on the outcomes, after the event. As a member of the European Union, the UK and UK-based organisations have access to the EU Single Market. Given the lack of precedent, it is unclear how a potential exit of the UK from the EU would affect the UK's access to the EU Single Market and how it would affect the Group.

iii) Model risk
The Group may suffer adverse consequences from risk based business and strategic decisions based on incorrect or misused model assumptions, outputs and reports.

The Group uses models in particular to assess and control the Group's credit and market exposures. Model risk can arise from a number of sources, including: fundamental model flaws leading to inaccurate outputs; incomplete, inaccurate or inappropriate data used for either development or operation of the model; incorrect or inappropriate implementation or use of a model; or assumptions in the models becoming outdated or invalid due to the evolving external economic and legislative environment and changes in customer behaviour.

If the Group were to place reliance on incorrect or misused model outputs or reports, this could result in a material adverse impact on the Group's reputation, operations, financial condition and prospects, for example, due to inaccurate reporting of financial statements; estimation of capital requirement (either on a regulatory or economic basis); or measurement of the financial risks taken by the Group as part of its normal course of business.

As a consequence, management of model risk has become an increasingly important area of focus for the Group, regulators and the industry.

Material existing and emerging risks by Principal Risk

Credit risk
The financial condition of the Group's customers, clients and counterparties, including governments and other financial institutions, could adversely affect the Group.

The Group may suffer financial loss if any of its customers, clients or market counterparties fails to fulfil their contractual obligations to the Group. Furthermore, the Group may also suffer loss when the value of the Group's investment in the financial instruments of an entity falls as a result of that entity's credit rating being downgraded. In addition, the Group may incur significant unrealised gains or losses due solely to changes in the Group's credit spreads or those of third parties, as these changes affect the fair value of the Group's derivative instruments, debt securities that the Group holds or issues, or any loans held at fair value.

i) Deterioration in political and economic environment
The Group's performance is at risk from any deterioration in the economic and political environment which may result from a number of uncertainties, including most significantly the following factors:

a) Political instability or economic uncertainty in markets in which the Group operates (emerging risk)
Political instability, economic uncertainty or deflation in regions in which the Group operates could weaken growth prospects that could lead to an adverse impact on customers' ability to service debt and so to higher impairment requirements for the Group. These include, but are not limited to:

Eurozone
The economies across the Eurozone are showing little evidence of sustained growth with debt-burdened government finances, deflation, weak demand and persistent high unemployment preventing a sustained recovery. Slow recovery could put economic pressure on key trading partners of Eurozone countries, notably the UK and China. Furthermore, concerns persist on the pace of structural banking reform in the Eurozone and the strength of the Eurozone banking sector in general. A slowdown in the Eurozone economy could have a material adverse effect on the Group's results of operations, financial condition and prospects through, for example, a requirement to raise impairment levels.

The Group is at risk from a sovereign default of an existing Eurozone country in which the Group has operations and the adverse impact on the economy of that exiting country and the credit standing of the Group's clients and counterparties. This may result in increased credit losses and higher impairment requirements. While the risk of one or more countries exiting the Eurozone had been receding, as a result of the recent formation of an anti-austerity coalition government in Greece, this risk and the risk of redenomination is now re-emerging alongside the possibility of a significant renegotiation of the terms of Greece's bailout programme.

For further information see Exposures to Eurozone countries on page 150.

South Africa
The economy in South Africa remains under pressure with weak underlying economic growth reinforced by industrial strike action and electricity shortages. While the rapid growth in the consumer lending industry over the past three years has begun to slow, concerns remain over the level of consumer indebtedness, particularly given the prospect of further interest rate rises and high inflation. Higher unemployment and a fall in property prices, together with increased customer or client unwillingness or inability to meet their debt obligations to the Group, may have an adverse impact on the Group's performance through higher impairment charges.

Countries in developing regions
A number of countries, which have high fiscal deficits and reliance on short term external financing and/or material reliance on commodity exports, have become increasingly vulnerable as a result of, for example, the volatility of the oil price, a strong US dollar relative to local currencies, and the winding down of quantitative easing policies by some central banks. The impact on the Group may vary according to such country's respective structural vulnerabilities but the impact may result in increased impairment requirements of the Group through sovereign defaults or the inability or unwillingness of clients and counterparties of the Group in that country to meet their debt obligations.

Russia (emerging risk)
The risks to Russia are escalating as pressure on the Russian economy increases. Slowing GDP growth and high inflation due to the imposition of economic sanctions by the US and EU, falls in the price of oil, a rapid fall in the value of the rouble against other foreign currencies and significant and rapid interest rate rises could have a significant adverse impact on the Russian economy. In addition, foreign investment into Russia reduced during 2014 and may continue in 2015.

While the Group has no material operations in Russia, the Group participates in certain financing and trading activity with selected counterparties conducting business in Russia with the result that further sanctions or deterioration in the Russian economy may result in the counterparties being unable, through lack of a widely accepted currency, or unwilling to repay, refinance or roll-over outstanding liabilities. Any such defaults could have a material adverse effect on the Group's results as a result of, for example, incurring higher impairment.

For further information see page 150.

b) Interest rate rises, including as a result of slowing of monetary stimulus, could impact on consumer debt affordability and corporate profitability
To the extent that interest rates increase in certain developed markets, such increases are widely expected to be gradual and modest in scale over the next 18 months, albeit at differing timetables, across the major currencies. While an increase may support Group income, any sharper than expected changes could cause stress in loan portfolio and underwriting activity of the Group, leading to the possibility of the Group incurring higher impairment. The possibility of higher impairment would most notably occur in the Group's retail unsecured and secured portfolios, which, coupled with a decline in collateral values, could lead to a reduction in recoverability and value of the Group's assets resulting in a requirement to increase the Group's level of impairment allowance.

ii) Specific sectors
The Group is subject to risks arising from changes in credit quality and recovery of loans and advances due from borrowers and counterparties in a specific portfolio or from a large individual name. Any deterioration in credit quality could lead to lower recoverability and higher impairment in a specific sector or in respect of specific large counterparties. The following provides examples of areas of uncertainties to the Group's portfolio which could have a material impact on performance. However, there may also be additional risks not yet known or currently immaterial which may have an adverse impact on the Group's performance.

a) Decline in property prices in the UK and Italy
The Group is at risk from a fall in property prices in both the residential and commercial sectors in the UK. With UK home loans representing the most significant portion of the Group's total loans and advances to the retail sector, the Group has a large exposure to adverse developments in the UK retail property sector. UK house prices (primarily in London) increased throughout 2014 at a rate faster than that of income and to a level far higher than the long term average. As a result, a fall in house prices, particularly in London and South East of the UK, would lead to higher impairment and negative capital impact as loss given default (LGD) rates increase. In addition, reduced affordability of residential and commercial property in the UK, for example, as a result of higher interest rates or increased unemployment, could also lead to higher impairment.

In addition a significant portion of the Group's total loans and advances in Italy are to residential home loans. As a consequence, a number of factors including, for example, a fall in property prices, higher unemployment, and higher default rates have the potential to have a significant impact on the Group's performance through higher impairment charges.

For further information see page 152.

b) Non-Core assets
The Group holds a large portfolio of Non-Core assets, including commercial real estate and leveraged finance loans, which (i) remain illiquid; (ii) are valued based upon assumptions, judgements and estimates which may change over time; and (iii) are subject to further deterioration and write-downs. As a result, the Group is at risk of loss on these portfolios due to, for example, higher impairment should their performance deteriorate or write-downs upon eventual sale of the assets.

c) Large single name losses
The Group has large individual exposures to single name counterparties. The default of obligations by such counterparties could have a significant impact on the carrying value of these assets. In addition, where such counterparty risk has been mitigated by taking collateral, credit risk may remain high if the collateral held cannot be realised or has to be liquidated at prices which are insufficient to recover the full amount of the loan or derivative exposure. Any such defaults could have a material adverse effect on the Group's results due to, for example, incurring higher impairment charges.

Market risk
The Group's financial position may be adversely affected by changes in both the level and volatility of prices leading to lower revenues and may include:

i) Major changes in quantitative easing programmes (emerging risk)
The trading business model is focused on client facilitation in the wholesale markets, involving market making activities, risk management solutions and execution. A prolonged continuation of current quantitative easing programmes, in certain regions, could lead to a change and a decrease of client activity which could result in lower fees and commission income.

The Group is also exposed to a rapid unwinding of quantitative easing programmes. A sharp movement in asset prices could affect market liquidity and cause excess volatility impacting the Group's ability to execute client trades and may also result in portfolio losses.

ii) Adverse movements in interest and foreign currency exchange rates (emerging risk)
A sudden and adverse movement in interest or foreign currency exchange rates has the potential to detrimentally impact the Group's income arising from non-trading activity.

The Group has exposure to non-traded interest rate risk, arising from the provision of retail and wholesale (non-traded) banking products and services. This includes current accounts and equity balances which do not have a defined maturity date and an interest rate that does not change in line with base rate changes. The level and volatility of interest rates can impact the Group's net interest margin, which is the interest rate spread earned between lending and borrowing costs. The potential for future volatility and margin changes remains in key areas such as in the UK benchmark interest rate, to the extent such volatility and margin changes are not entirely neutralised by hedging programmes.

The Group is also at risk from movements in foreign currency exchange rates as these will impact the sterling equivalent value of foreign currency denominated assets in the banking book, and therefore exposing the Group to currency translation risk.

While the impact is difficult to predict with any accuracy, failure to appropriately manage the Group's balance sheet to take account of these risks could have an adverse effect on the Group's financial prospects due to reduced income and volatility of the regulatory capital measures.

iii) Adverse movements in the pension fund
Adverse movements between pension assets and liabilities for defined benefits pension schemes could contribute to a pension deficit. The liabilities discount rate is a Key Risk and, in accordance with International Financial Reporting Standards (IAS 19), is derived from the yields of high quality corporate bonds (deemed to be those with AA ratings) and consequently includes exposure to both risk-free yields and credit spreads. Therefore, the Group's defined benefits scheme valuation would be adversely affected by a prolonged fall in the discount rate or a persistent low rate environment. Inflation is another key risk driver to the pension fund, as the net position could be negatively impacted by an increase in long term inflation expectation.

iv) Non-Core assets
As part of the assets in the Non-Core business, the Group holds a UK portfolio of generally longer term loans to counterparties in Education, Social Housing and Local Authorities (ESHLA) sectors which are measured on a fair value basis. The valuation of this portfolio is subjectto substantial uncertainty due to the long-dated nature of the portfolios, the lack of a secondary market in the relevant loans and unobservable loan spreads. As a result of these factors, the Group may be required to revise the fair values of these portfolios to reflect, among other things, changes in valuation methodologies due to changes in industry valuation practices and as further market evidence is obtained in connection with the Non-Core asset run-off and exit process. In 2014, the Group recognised a reduction of £935m in the fair value of the ESHLA portfolio. Any further negative adjustments to the fair value of the ESHLA portfolio may give rise to significant losses to the Group.

For further information refer to Note 18 of the Group's consolidated financial statements.

Funding risk
The ability of the Group to achieve its business plans may be adversely impacted if it does not effectively manage its capital (including leverage) and liquidity ratios.

The Group may not be able to achieve its business plans due to: i) being unable to maintain appropriate capital ratios; ii) being unable to meet its obligations as they fall due; iii) rating agency methodology changes; and iv) adverse changes in foreign exchange rates on capital ratios.

i) Being unable to maintain appropriate capital ratios
Should the Group be unable to maintain or achieve appropriate capital ratios this could lead to: an inability to support business activity; a failure to meet regulatory requirements including the requirements of regulator set stress tests; increased cost of funding due to deterioration in credit ratings; restrictions on distributions including the ability to meet dividend targets; and/or the need to take additional measures to strengthen the Group's capital or leverage position. Basel III and CRD IV have increased the amount and quality of capital that the Group is required to hold. While CRD IV requirements are now in force in the United Kingdom, changes to capital requirements can still occur, whether as a result of further changes by EU legislators, binding regulatory technical standards being developed by the European Banking Authority (EBA) or changes to the PRA interpretation and application of these requirements to UK banks. Such changes, either individually and/or in aggregate, may lead to further unexpected enhanced requirements in relation to the Group's CRD IV capital.
Additional capital requirements will also arise from other regulatory reforms, including both UK, EU and US proposals on bank structural reform, current EBA 'Minimum Requirement for own funds and Eligible Liabilities' (MREL), proposals under the EU Bank Recovery and Resolution Directive (BRRD) and Financial Stability Board (FSB) Total Loss-Absorbing Capacity (TLAC) proposals for Globally Systemically Important Banks (G-SIBs). Given many of the proposals are still in draft form and subject to change, the impact is still being assessed. Barclays is participating in an FSB Quantitative Impact Study (QIS) to determine the quantum and composition of TLAC requirements. However, it is likely that these changes in law and regulation will have an impact on the Group as they would require changes to the legal entity structure of the Group and how businesses are capitalised and funded. Any such increased capital requirements may also constrain the Group's planned activities, lead to forced asset sales and balance sheet reductions and could increase the Group's costs, impact on the Group's earnings and restrict the Group's ability to pay dividends. Moreover, during periods of market dislocation, or when there is significant competition for the type of funding that the Group needs, increasing the Group's capital resources in order to meet targets may prove more difficult and/or costly.

ii) Being unable to meet its obligations as they fall due
Should the Group fail to manage its liquidity and funding risk sufficiently, this may result in the Group, either not having sufficient financial resources available to meet its payment obligations as they fall due or, although solvent, only being able to meet these obligations at excessive cost. This could cause the Group to fail to meet regulatory liquidity standards, be unable to support day to day banking activities or no longer be a going concern.

iii) Rating agency methodology changes (emerging risk)
During 2015, credit rating agencies are expected to complete their reviews and revisions of their ratings of banks by country to address the agencies' perception of the impact of ongoing regulatory changes designed to improve the resolvability of banks in a manner that minimises systemic risk, such that the likelihood of extraordinary sovereign support for a failing bank is less predictable, as well as to address the finalisation of revised capital and leverage rules under CRD IV. Following their review, Standard and Poor's downgraded Barclays PLC's long-term rating in February 2015 and placed Barclays Bank PLC's long- and short-term ratings on "credit watch with negative implications". While the overall outcome of the proposed changes in bank ratings methodologies, and the related review of ratings for removal of sovereign support, remains uncertain, there is a risk that any potential rating downgrades could impact the Group's performance should borrowing cost and liquidity change significantly versus expectations or the credit spreads of the Group be negatively affected.

For further information on the effect of a downgrade please refer to Credit Ratings in the Liquidity Risk Performance section on page 203.

iv) Adverse changes in foreign exchange rates on capital ratios
The Group has capital resources and risk weighted assets denominated in foreign currencies and changes in foreign currency exchange rates may adversely impact the sterling equivalent value of foreign currency denominated capital resources and risk weighted assets. As a result, the Group's regulatory capital ratios are sensitive to foreign currency movements. Failure to appropriately manage the Group's balance sheet to take account of this risk could result in an adverse impact on regulatory capital ratios. While the impact is difficult to predict with any accuracy it may have a material adverse effect on the Group's operations as a result of a failure in maintaining appropriate capital and leverage ratios.

Operational risk
The operational risk profile of the Group may change as a result of human factors, inadequate or failed internal processes and systems, and external events.

The Group is exposed to many types of operational risk, including fraudulent and other criminal activities (both internal and external), the risk of breakdowns in processes, controls or procedures (or their inadequacy relative to the size and scope of the Group's business), systems failure or an attempt, by an external party, to make a service or supporting infrastructure unavailable to its intended users, known as a denial of service attack, and the risk of geopolitical cyber threat activity destabilising or destroying the Group's IT (or critical infrastructure the Group depends upon but does not control) in support of critical economic business functions. The Group is also subject to the risk of disruption of its business arising from events that are wholly or partially beyond its control (for example natural disasters, acts of terrorism, epidemics and transport or utility failures) which may give rise to losses or reductions in service to customers and/or economic loss to the Group. The operational risks that the Group is exposed to could change rapidly and there is no guarantee that the Group's processes, controls, procedures and systems are sufficient to address, or could adapt promptly to, such changing risks. All of these risks are also applicable where the Group relies on outside suppliers or vendors to provide services to it and its customers.

i) Cyber attacks (emerging risk)
The threat posed by cyber attacks continues to grow and the banking industry has suffered major cyber attacks during the year. Activists, nation states, criminal gangs, insiders and opportunists are among those targeting computer systems. Given the increasing sophistication and scope of potential cyber attack, it is possible that future attacks may lead to significant breaches of security. The occurrence of one or more of such events may jeopardise the Group or the Group's clients' or counterparties' confidential and other information processed and stored in, and transmitted through, the Group's computer systems and networks, or otherwise cause interruptions or malfunctions in the Group's, clients', counterparties' or third parties' operations, which could impact their ability to transact with the Group or otherwise result in significant losses or reputational damage.

Failure to adequately manage cyber security risk and continually review and update current processes in response to new threats could adversely affect the Group's reputation, operations, financial condition and prospects. The range of impacts includes increased fraud losses, customer detriment, regulatory censure and penalty, legal liability and potential reputational damage.

ii) Infrastructure and technology resilience
The Group's technological infrastructure is critical to the operation of the Group's businesses and delivery of products and services to customers and clients. Sustained disruption in a customer's access to their key account information or delays in making payments could have a significant impact on the Group's reputation and may also lead to potentially large costs to both rectify the issue and reimburse losses incurred by customers.

iii) Ability to hire and retain appropriately qualified employees
The Group is largely dependent on highly skilled and qualified individuals. Therefore, the Group's continued ability to manage and grow its business, to compete effectively and to respond to an increasingly complex regulatory environment is dependent on attracting new talented and diverse employees and retaining appropriately qualified employees.

In particular, as the Group continues to implement changes to its compensation structures in response to new legislation, there is a risk that some employees may decide to leave the Group. This may be particularly evident among those employees who are impacted by changes to deferral structures and new claw back arrangements. Additionally, colleagues who have specialist sets of skills within control functions or within specific geographies that are currently in high demand may also decide to leave the Group as competitors seek to attract top industry talent to their own organisations. Finally, the impact of regulatory changes such as the introduction of the Individual Accountabilities Regime, under which greater individual responsibility and accountability will be imposed on senior managers and non- executives of UK banks and the structural reform of banking, may also reduce the attractiveness of the financial services industry to high calibre candidates in specific geographies.

Failure by the Group to prevent the departure of appropriately qualified employees, to retain qualified staff who are dedicated to oversee and manage current and future regulatory standards and expectations, or to quickly and effectively replace such employees, could negatively impact the Group's results of operations, financial condition, prospects and level of employee engagement.

iv) Critical accounting estimates and judgements
The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgement in applying relevant accounting policies. The key areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements, include credit impairment charges for amortised cost assets, impairment and valuation of available for sale investments, calculation of current and deferred tax, fair value of financial instruments, valuation of provisions and accounting for pensions and post-retirement benefits. There is a risk that if the judgement exercised or the estimates or assumptions used subsequently turn out to be incorrect then this could result in significant loss to the Group, beyond that anticipated or provided for.

The further development of standards and interpretations under IFRS could also significantly impact the financial results, condition and prospects of the Group. For example, the introduction of IFRS 9 Financial Instruments is likely to have a material impact on the measurement and impairment of financial instruments held.

For more information please refer to Accounting Policy and Critical Estimates on pages 262 to 264.

v) Legal, competition and regulatory matters
Legal disputes, regulatory investigations, fines and other sanctions relating to conduct of business and financial crime may negatively affect the Group's results, reputation and ability to conduct its business.

The Group conducts diverse activities in a highly regulated global market and therefore is exposed to the risk of fines and other sanctions relating to the conduct of its business. In recent years there has been an increased willingness on the part of authorities to investigate past practices, vigorously pursue alleged breaches and impose heavy penalties on financial services firms; this trend is expected to continue. In relation to financial crime, a breach of applicable legislation and/or regulations could result in the Group or its staff being subject to criminal prosecution, regulatory censure and other sanctions in the jurisdictions in which it operates, particularly in the UK and US. Where clients, customers or other third parties are harmed by the Group's conduct this may also give rise to legal proceedings, including class actions, particularly in the US. Other legal disputes may also arise between the Group and third parties relating to matters such as breaches, enforcement of legal rights or obligations arising under contracts, statutes or common law. Adverse findings in any such matters may result in the Group being liable to third parties seeking damages, or may result in the Group's rights not being enforced as intended.

Details of material legal, competition, and regulatory matters to which the Group is currently exposed are set out in Note 29 Legal, Competition and Regulatory Matters. In addition to those material ongoing matters, the Group is engaged in numerous other legal proceedings in various jurisdictions which arise in the ordinary course of business, as well as being subject to requests for information, investigations and other reviews by regulators and other authorities in connection with business activities in which the Group is or has been engaged. In light of the uncertainties involved in legal, competition and regulatory matters, there can be no assurance that the outcome of a particular matter or matters will not be material to the Group's results of operations or cash flow for a particular period, depending on, among other things, the amount of the loss resulting from the matter(s) and the amount of income otherwise reported for the period.

The outcome of material legal, competition and regulatory matters, both those to which the Group is currently exposed and any others which may arise in the future, is difficult to predict. However, it is likely that in connection with any such matters the Group will incur significant expense, regardless of the ultimate outcome, and one or more of such matters could expose the Group to any of the following: substantial monetary damages and/or fines; remediation of affected customers and clients; other penalties and injunctive relief; additional litigation; criminal prosecution in certain circumstances; the loss of any existing agreed protection from prosecution; regulatory restrictions on the Group's business including the withdrawal of authorisations; increased regulatory compliance requirements; suspension of operations; public reprimands; loss of significant assets or business; a negative effect on the Group's reputation; loss of investor confidence; and/or dismissal resignation of key individuals.

There is also a risk that the outcome of any legal, competition or regulatory matters in which the Group is involved may give rise to changes in law or regulation as part of a wider response by relevant law makers and regulators. An adverse decision in any one matter, either against the Group or another financial institution facing similar claims, could lead to further claims against the Group.

vi) Risks arising from regulatory change and scrutiny
The financial services industry continues to be the focus of significant regulatory change and scrutiny which may adversely affect the Group's business, financial performance, capital and risk management strategies.

a) Regulatory change
The Group, in common with much of the financial services industry, continues to be subject to significant levels of regulatory change and increasing scrutiny in many of the countries in which it operates (including, in particular, the UK and the US and in light of its significant investment banking operations). This has led to a more intensive approach to supervision and oversight, increased expectations and enhanced requirements, including with regard to: (i) capital, liquidity and leverage requirements (for example arising from Basel III and CRD IV); (ii) structural reform and recovery and resolution planning; and (iii) market infrastructure reforms such as the clearing of over-the-counter derivatives. As a result, regulatory risk will continue to be a focus of senior management attention and consume significant levels of business resources. Furthermore, this more intensive approach and the enhanced requirements, uncertainty and extent of international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect the Group's business, capital and risk management strategies and/or may result in the Group deciding to modify its legal entity structure, capital and funding structures and business mix or to exit certain business activities altogether or to determine not to expand in areas despite their otherwise attractive potential.

For further information see Regulatory Developments in the section on Supervision and Regulation.

b) Additional PRA supervisory expectations, including changes to CRD IV (emerging risk)
The Group's results and ability to conduct its business may be negatively affected by changes to CRD IV or additional supervisory expectations.

To protect financial stability the Financial Policy Committee of the Bank of England (FPC) has legal powers to make recommendations about the application of prudential requirements. In addition, it may, for example, be given powers to direct the PRA and FCA to adjust capital requirements through Sectoral Capital Requirements (SCR). Directions would apply to all UK banks and building societies, rather than to the Group specifically. The FPC issued its review of the leverage ratio in October 2014 containing a requirement of a minimum leverage ratio of 3% to supersede the previous PRA expectation of a 3% leverage ratio. That review also introduced a supplementary leverage ratio for G-SIBs to be implemented from 2016 and countercyclical leverage ratio buffers would be implemented at the same time as countercyclical buffers are implemented for RWA purposes.

Changes to CRD IV requirements, UK regulators' interpretations of them, or additional supervisory expectations, either individually or in aggregate, may lead to unexpected enhanced requirements in relation to the Group's capital, leverage, liquidity and funding ratios or alter the way such ratios are calculated. This may result in a need for further management actions to meet the changed requirements, such as: increasing capital or liquidity resources, reducing leverage and risk weighted assets; modifying legal entity structure (including with regard to issuance and deployment of capital and funding for the Group); changing the Group's business mix or exiting other businesses; and/or undertaking other actions to strengthen the Group's position.

c) Market infrastructure reforms
The European Market Infrastructure Regulation (EMIR) introduces requirements to improve transparency and reduce the risks associated with the derivatives market. Certain of these requirements came into force in 2013 and 2014 and still more will become effective in 2015. EMIR requires EU-established entities that enter into any form of derivative contract to: report every derivative contract entered into to a trade repository; implement new risk management standards for all bilateral over-the-counter derivative trades that are not cleared by a central counterparty; and clear, through a central counterparty, over-the-counter derivatives that are subject to a mandatory clearing obligation (although this clearing obligation will only apply to certain counterparties).

CRD IV aims to complement EMIR by applying higher capital requirements for bilateral, over-the-counter derivative trades. Lower capital requirements for cleared trades are only available if the central counterparty is recognised as a 'qualifying central counterparty', which has been authorised or recognised under EMIR (in accordance with related binding technical standards). Further significant market infrastructure reforms will be introduced by amendments to the EU Markets in Financial Instruments Directive that are expected to be implemented in 2016.

In the US, the Dodd-Frank Act also mandates that many types of derivatives that were previously traded in the over-the-counter markets must be traded on an exchange or swap execution facility and must be centrally cleared through a regulated clearing house. In addition, participants in these markets are now made subject to Commodity Futures Trading Commission (CFTC) and Securities and Exchange Commission (SEC) regulation and oversight.

It is possible that other additional regulations, and the related expenses and requirements, will increase the cost of and restrict participation in the derivative markets, thereby increasing the costs of engaging in hedging or other transactions and reducing liquidity and the use of the derivative markets.

Changes in regulation of the derivative markets could adversely affect the business of the Group and its affiliates in these markets and could make it more difficult and expensive to conduct hedging and trading activities, which could in turn reduce the demand for swap dealer and similar services of the Group and its subsidiaries. In addition, as a result of these increased costs, the new regulation of the derivative markets may also result in the Group deciding to reduce its activity in these markets.

d) Structural reform and bank recovery and resolution
A number of jurisdictions have enacted or are considering legislation and rulemaking that could have a significant impact on the structure, business risk and management of the Group and of the financial services industry more generally. Detailed information on the provisions set out below can be found in Regulatory Developments paragraphs in the section on Supervision and Regulation.

Key developments that are relevant to the Group include:

       •    The UK Financial Services (Banking Reform) Act 2013 (the Banking Reform Act), gives UK authorities the power to implement key recommendations of the Independent Commission on Banking, including the separation of the
             UK and EEA retail banking activities of the largest UK banks into a legally, operationally and economically separate and independent entity (so-called 'ring fencing'). It is expected that banks will have to comply with these ring-fencing requirements from January 2019;

       •    The European Commission structural reform proposals of January 2014 (which are still in discussion) for a directive to implement recommendations of the EU High Level Expert Group Review (the Liikanen Review). The
             directive would apply to EU globally significant financial institutions;

       •    Implementation of the requirement to create a US intermediate holding company (IHC) structure to hold its US banking and non-banking subsidiaries, including Barclays Capital Inc., the Group's US broker-dealer subsidiary.
             The IHC will generally be subject to supervision and regulation, including as to regulatory capital and stress testing, by the Federal Reserve Bank (FRB) as if it were a US bank holding company of comparable size. The Group will be required to form its IHC by 1 July 2016. The IHC will be subject to the US generally applicable minimum leverage capital requirement (which is different than to Basel III international leverage ratio, including to the extent that the generally applicable US leverage ratio does not include off-balance sheet exposures) starting 1 January 2018. The Group continues to evaluate the implications of the FRB's IHC final rules (issued in February 2014) for the Group. Nevertheless, the Group currently believes that, in the aggregate, the final rules (and, in particular, the leverage requirements in the final rules that will be applicable to the IHC in 2018) are likely to increase the operational costs and capital requirements and/or require changes to the business mix of the Group's US operations, which ultimately may have an adverse effect on the Group's overall result of operations; and

       •    Implementation of the so-called 'Volcker Rule' under the Dodd-Frank Act. The Volcker Rule, once fully effective, will prohibit banking entities, including Barclays PLC, Barclays Bank PLC and their various subsidiaries and affiliates from undertaking certain 'proprietary trading' activities and will limit the sponsorship of, and investment in, private equity funds and hedge funds, in each case broadly defined, by such entities. The rules will also require the Group to develop an extensive compliance and monitoring programme (both inside and outside of the US), subject to various executive officer attestation requirements, addressing proprietary trading and covered fund activities, and the Group therefore expects compliance costs to increase. The final rule is highly complex and its full impact will not be known with certainty until market practices and structures develop under it. Subject entities are generally required to be in compliance with the prohibition on proprietary trading and the requirement to develop an extensive compliance programme by July 2015 (with certain provisions subject to possible extensions).

These laws and regulations and the way in which they are interpreted and implemented by regulators may have a number of significant consequences, including changes to the legal entity structure of the Group, changes to how and where capital and funding is raised and deployed within the Group, increased requirements for loss-absorbing capacity within the Group and/or at the level of certain legal entities or sub-groups within the Group and potential modifications to the business mix and model (including potential exit of certain business activities). These and other regulatory changes and the resulting actions taken to address such regulatory changes, may have an adverse impact on the Group's profitability, operating flexibility, flexibility of deployment of capital and funding, return on equity, ability to pay dividends and/or financial condition. It is not yet possible to predict the detail of such legislation or regulatory rulemaking or the ultimate consequences to the Group which could be material.

e) Regulatory action in the event of a bank failure
The UK Banking Act 2009, as amended (the Banking Act) provides for a regime to allow the Bank of England (or, in certain circumstances, HM Treasury) to resolve failing banks in the UK. Under the Banking Act, these authorities are given powers to make share transfer orders and property transfer orders. Following the Banking Reform Act the authorities will also have at their disposal a statutory bail-in power. This bail-in power, when it is made available to the UK resolution authority, will enable it to recapitalise a failed institution by allocating losses to its shareholders and unsecured creditors. The bail-in power will enable the UK resolution authority to cancel liabilities or modify the terms of contracts for the purposes of reducing or deferring the liabilities of the bank under resolution and the power to convert liabilities into another form (e.g. shares). In addition to the bail-in power, the powers granted to the relevant UK resolution authority under the Banking Act include the power to: (i) direct the sale of the relevant financial institution or the whole or part of its business on commercial terms without requiring the consent of the shareholders or complying with the procedural requirements that would otherwise apply; (ii) transfer all or part of the business of the relevant financial institution to a 'bridge bank' (a publicly controlled entity); and (iii) transfer the impaired or problem assets of the relevant financial institution to an asset management vehicle to allow them to be managed over time. The EU Bank Recovery and Resolution Directive (BRRD) contains provisions similar to the Banking Act on a European level, many of which augment and increase the powers available to regulators in the event of a bank failure. Further, parallel developments at international level may result in increased risks for banks, for example the Financial Stability Board (FSB) proposals for harmonising key principles for TLAC globally.

If these powers were to be exercised (or there is an increased risk of exercise) in respect of the Group or any entity within the Group such exercise could result in a material adverse effect on the rights or interests of shareholders and creditors including holders of debt securities and/or could have a material adverse effect on the market price of shares and other securities issued by the Group. Such effects could include losses of shareholdings/associated rights including by the dilution of percentage ownership of the Group's share capital, and may result in creditors, including debt holders, losing all or a part of their investment in the Group's securities that could be subject to such powers.

f ) Recovery and resolution planning
There continues to be a strong regulatory focus on resolvability from international and UK regulators. The Group made its first formal Recovery and Resolution Plan (RRP) submissions to the UK and US regulators in mid-2012 and has continued to work with the relevant authorities to identify and address impediments to resolvability.

In the UK, RRP work is now considered part of continuing supervision. Removal of barriers to resolution will be considered as part of the PRA's supervisory strategy for each firm, and the PRA can require firms to make significant changes in order to enhance resolvability.

In the US, Barclays is one of several systemically important banks (as one of the so-called "first wave filers") required to file resolution plans with the Federal Reserve and the FDIC under provisions of the Dodd-Frank Act. The regulators provided feedback in August 2014 with respect to the 2013 resolution plans submitted by first wave filers. This feedback required such filers to make substantive improvements to their plans for filing in 2015 or face potential punitive actions which, in extremis, could lead to forced divestitures or reductions in operational footprints in the US. Barclays is working with its regulators to address these issues and will file its revised plan in June 2015. It is uncertain when or in what form US regulators will review and assess Barclays' US resolution plan filing.

In South Africa, the South African Treasury and the South Africa Reserve Bank are considering material new legislation and regulation to adopt a resolution and depositor guarantee scheme in alignment with FSB principles. BAGL and Absa Bank will be subject to these schemes as they are adopted. It is not clear what shape these schemes will take or when they will be adopted, but current proposals for a funded deposit insurance scheme and for operational continuity could result in material new expense impacts for the BAGL group.

Whilst the Group believes that it is making good progress in reducing impediments to resolution, should the relevant authorities ultimately decide that the Group or any significant subsidiary is not resolvable, the impact of such structural changes (whether in connection with RRP or other structural reform initiatives) could impact capital, liquidity and leverage ratios, as well as the overall profitability of the Group, for example via duplicated infrastructure costs, lost cross-rate revenues and additional funding costs.

Conduct risk
Any inappropriate judgements or actions taken by the Group, in the execution of business activities or otherwise, may adversely impact the Group or its employees. In addition, any such actions may have a detrimental impact on the Group's customers, clients or counterparties.
Such judgements or actions may negatively impact the Group in a number of ways including, for example, negative publicity and consequent erosion of reputation, loss of revenue, imposition of fines, litigation, higher scrutiny and/or intervention from regulators, regulatory or legislative action, loss of existing or potential client business, criminal and civil penalties and other damages, reduced workforce morale, and difficulties in recruiting and retaining talent. The Group may self-identify incidents of inappropriate judgement which might include non-compliance with regulatory requirements where consumers have suffered detriment leading to remediation of affected customers.

There are a number of areas where the Group has sustained financial and reputational damage from previous periods and where the consequences continued in 2014 and are likely to have further adverse effects in 2015 and possibly beyond. Further details on current regulatory investigations are provided in Note 29 Legal, Competition and Regulatory Matters.

As a global financial services firm, the Group is subject to the risks associated with money laundering, terrorist financing, bribery and corruption and economic sanctions and may be adversely impacted if it does not adequately mitigate the risk that its employees or third parties facilitate or that its products and services may be used to facilitate financial crime activities.

Furthermore, the Group's brand may be adversely impacted from any association, action or inaction which is perceived by stakeholders to be inappropriate or unethical and not in keeping with the Group's stated purpose and values.

Failure to appropriately manage these risks and the potential negative impact to the Group's reputation may reduce, directly or indirectly, the attractiveness of the Group to stakeholders, including customers and clients. Furthermore, such a failure may undermine market integrity and result in detriment to the Group's clients, customers, counterparties or employees leading to remediation of affected customers by the Group.

41 Related party transactions and Directors' remuneration
Related party transactions
Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or one other party controls both. The definition includes subsidiaries, associates, joint ventures and the Group's pension schemes.

Subsidiaries
Transactions between Barclays PLC and its subsidiaries also meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Group financial statements. Transactions between Barclays PLC and its subsidiary, Barclays Bank PLC are fully disclosed in Barclays PLC's balance sheet and income statement. A list of the Group's principal subsidiaries is shown in Note 36.

Associates, joint ventures and other entities
The Group provides banking services to its associates, joint ventures, the Group pension funds (principally the UK Retirement Fund) and to entities under common directorships, providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities as well as other services. Group companies also provide investment management and custodian services to the Group pension schemes. The Group also provides banking services for unit trusts and investment funds managed by Group companies, which are not individually material. All of these transactions are conducted on the same terms as third-party transactions. Summarised financial information for the Group's investments in associates and joint ventures is set out in Note 38.

Entities under common directorships
The Group enters into normal commercial relationships with entities for which members of the Group's Board also serve as Directors. The amounts included in the Group's financial statements relating to such entities that are not publicly listed are shown in the table below under Entities under common directorships.

Amounts included in the Group's financial statements, in aggregate, by category of related party entity are as follows:

	Associates £m	Joint ventures £m	Entities under common directorships £m	Pension funds, unit trusts and investment funds £m
For the year ended and as at 31 December 2014 Income Impairment Total assets Total liabilities	(5) - 130 264	9 (1) 1,558 188	51 - 219 36	4 - - 149
For the year ended and as at 31 December 2013 Income Impairment Total assets Total liabilities	(10) (3) 116 278	24 (4) 1,521 185	1 - 33 73	3 - 5 207
For the year ended and as at 31 December 2012 Income Impairment Total assets Total liabilities	(3) - 137 18	38 (5) 1,657 585	1 - 198 94	20 - - 152

Guarantees, pledges or commitments given in respect of these transactions in the year were £911m (2013: £961m) predominantly relating to joint ventures. No guarantees, pledges or commitments were received in the year. Derivatives transacted on behalf of the pensions funds, unit trusts and investment funds were £587m (2013: £613m).

Key Management Personnel
The Group's Key Management Personnel, and persons connected with them, are also considered to be related parties for disclosure purposes. Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of Barclays PLC (directly or indirectly) and comprise the Directors of Barclays PLC and the Officers of the Group, certain direct reports of the Chief Executive and the heads of major business units and functions.

There were no material related party transactions with entities under common directorship where a Director or other member of Key Management Personnel (or any connected person) is also a Director or other member of Key Management Personnel (or any connected person) of Barclays.

41 Related party transactions and Directors' remuneration continued
The Group provides banking services to Directors and other Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding were as follows:

Loans outstanding
2014		2013
£m		£m
As at 1 January	13.4	5.9
Loans issued during the year	1.3	14.0
Loan repayments during the year	(3.3)	(6.5)
As at 31 December	11.4	13.4

No allowances for impairment were recognised in respect of loans to Directors or other members of Key Management Personnel (or any connected person).

Deposits outstanding
2014		2013
£m		£m
As at 1 January	100.2	37.3
Deposits received during the year	25.7	156.4
Deposits repaid during the year	(22.9)	(93.5)
As at 31 December	103.0	100.2

Total commitments outstanding
Total commitments outstanding refers to the total of any undrawn amounts on credit cards and/or overdraft facilities provided to Key Management Personnel. Total commitments outstanding were £1.3m (2013: £2.6m).

All loans to Directors and other Key Management Personnel (and persons connected to them), (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and (c) did not involve more than a normal risk of collectability or present other unfavourable features.

Remuneration of Directors and other Key Management Personnel
Total remuneration awarded to Directors and other Key Management Personnel below represents the awards made to individuals that have been approved by the Board Remuneration Committee as part of the latest remuneration decisions and is consistent with the approach adopted for disclosures set out on pages 77 to 110. Costs recognised in the income statement reflect the accounting charge for the year included within operating expenses. The difference between the values awarded and the recognised income statement charge principally relates to the recognition of deferred costs for prior year awards. Figures are provided for the period that individuals met the definition of Directors and other Key Management Personnel.

2014		2013
£m		£m
Salaries and other short-term benefits	28.3	22.3
Pension costs	0.3	0.6
Other long-term benefits	8.1	11.5
Share-based payments	15.0	29.7
Employer social security charges on emoluments	5.8	6.5
Costs recognised for accounting purposes	57.5	70.6
Employer social security charges on emoluments	(5.8)	(6.5)
Other long-term benefits - difference between awards granted and costs recognised	(4.3)	(3.9)
Share-based payments - difference between awards granted and costs recognised	(8.4)	(18.3)
Total remuneration awarded	39.0	41.9

b) Disclosure required by the Companies Act 2006
The following information regarding Directors is presented in accordance with the Companies Act 2006:

2014		2013
£m		£m
Aggregate emolumentsa	7.8	5.3
Gains on exercise of share options	-	1.7
Amounts paid under LTIPsb	-	0.7
7.8		7.7

There were no pension contributions paid to defined contribution schemes on behalf of Directors (2013: £nil). There were no notional pension contributions to defined contribution schemes.

As at 31 December 2014, there were no Directors accruing benefits under a defined benefit scheme (2013: nil).

Notes

a  The aggregate emoluments include amounts paid for the 2014 year. In addition, a deferred share award has been made to each of the executive Directors which will only vest subject to meeting service conditions. The total of the deferred share awards is £1.2m (2013: £0.7m).

b  Amounts delivered under long-term incentive schemes are included in the Directors' remuneration table above in the years in which the performance and service conditions are met and the awards are released to participants. The
    LTIP amounts shown in the executive Directors' single total figure for 2014 remuneration table of the Directors' Remuneration Report are in respect of LTIP awards that are scheduled to be released in 2015 in relation to LTIP awards granted in 2012 (for the 2012-14 performance cycle).

41 Related party transactions and Directors' remuneration continued
Directors' and Officers' shareholdings and options
The beneficial ownership of ordinary share capital of Barclays PLC by all Directors and Officers of Barclays PLC (involving 26 persons) at 31 December 2014 amounted to 9,078,157 (2013: 6,932,951) ordinary shares of 25p each (0.06% of the ordinary share capital outstanding).

At 31 December 2014 executive Directors and officers of Barclays PLC (involving 33 persons) held options to purchase a total of 30,398 Barclays PLC ordinary shares (2013: 345,943) of 25p each at prices ranging from 133.01p to 178p under Sharesave.

Advances and credit to Directors and guarantees on behalf of Directors
In accordance with Section 413 of the Companies Act 2006, the total amount of advances and credits made available in 2014 to persons who served as directors during the year was £0.4m (2013: £0.2m). The total value of guarantees entered into on behalf of Directors during 2014 was £nil (2013: £nil).

Directors' responsibility statement
The Directors have responsibility for ensuring that the Company and the Group keep accounting records which disclose with reasonable accuracy the financial position of the Company and the Group and which enable them to ensure that the accounts comply with the Companies Act 2006.

The Directors are responsible for the maintenance and integrity of the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The Directors, whose names and functions are set out on pages 34 and 35, confirm to the best of their knowledge that:

(a)  The financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of Barclays PLC and the undertakings included in the consolidation taken as a whole; and

(b)  The management report, which is incorporated into the Directors' Report on pages 34 to 73, includes a fair review of the development and performance of the business and the position of Barclays PLC and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board
Lawrence Dickinson
Company Secretary
2 March 2015

Barclays PLC
Registered in England, Company No. 48839

- Ends -

For further information, please contact:

Barclays
Investor Relations                                              Media Relations
Charlie Rozes                                                       Giles Croot
+44 (0) 20 7116 5752                                           +44 (0) 20 7116 6132

About Barclays

Barclays is an international financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays' purpose is to help people achieve their ambitions - in the right way.

With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 135,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. Generally, the words ''will'', ''may'', ''should'', ''continue'', ''believes'', ''expects'', ''intends'', ''anticipates'', "plans" or similar expressions that are predictive or indicative of future events identify forward-looking statements. These statements are based on the current expectations of management and are naturally subject to risks, uncertainties and changes in circumstances. Undue reliance should not be placed on any such statements because, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, many of which are outside the control of Barclays and its Directors, that could cause actual results, and management's plans and objectives, to differ materially from those expressed or implied in the forward-looking statements. As such, forward-looking statements are no guarantee of future performance.

There are several factors which could cause actual results to differ materially from those expressed or implied in forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business, competitive, market and regulatory environment, future exchange and interest rates, changes in tax rates and future business combinations or dispositions.

Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document. Barclays does not undertake any obligation (except as required by requirements of the UK Listing Authority or any other legal or regulatory requirement) to revise or update any forward-looking statement contained in this document, regardless of whether that statement is affected as a result of new information, future events or otherwise.

No statement in this document is intended as a profit forecast and no statement in this document should be interpreted to mean that the earnings per share for the current or future years would necessarily match or exceed the historical published earnings per share.